SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: ClearBridge American Energy MLP Fund Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code): 620 8th Avenue, 49th Floor, New York, NY 10018

Telephone Number (including area code): (888) 777-0102

Name and address of agent for service of process: R. Jay Gerken, Legg Mason & Co., LLC, 620 8th Avenue, 49th Floor, New York, NY, 10018

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:    YES  ☒    NO  ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York and the State of New York on the 22nd day of February, 2013.

CLEARBRIDGE AMERICAN ENERGY MLP FUND INC.

By:	/s/ R. Jay Gerken
R. Jay Gerken
Chairman, Chief Executive Officer and President

Attest:	/s/ George P. Hoyt
George P. Hoyt
Assistant Secretary